

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

DIVISION OF
CORPORATION FINANCE

October 26, 2009

<u>Via U.S. Mail</u>

Gavin Roy
President
Black Tusk Minerals Inc.
7425 Arbutus Street
Vancouver, British Columbia
Canada V6P 5T2

>   **Re: Black Tusk Minerals Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 30, 2009**
>   **File Number 333-162225**

Dear Mr. Roy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that the Section 906 officer certifications furnished as Exhibits 32.1 and 32.2 to your Form 10-K for the fiscal year ended May 31, 2009 reference the annual report for the "period ended April 30, 2009". Please file an amended

Form 10-K with revised Section 906 certifications that reference the correct report.

Summary Information, page 2

Summary of our Business, Page 3

2.   Please expand your disclosure that appears on page 4 to disclose that the report of your independent public accountants includes a paragraph that expresses substantial doubt concerning your ability to continue as a going concern. Include a cross reference to the related risk factor on page 6, the Experts disclosure on page 56, and to any other related disclosure.

Financial Statements

General

3.   We note that the financial statements are now stale under Rule 8-08 of Regulation S-X. In your next amendment, please update your financial information as required by Rule 8-08 of Regulation S-X. Please note that an updated auditor's consent will also be required.

Exhibit 5.1

4.   We note your counsel has limited its legality opinion to the "corporate laws of the State of Nevada set forth in Title 7, Chapter 78 of the Nevada Revised Statues." Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law.   In your next amendment, please have your counsel file a revised legality opinion that opines on Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial decisions interpreting these laws.

5.   In addition, please revise the legality opinion to include a conformed signature.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392, or in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Kenneth G. Sam, Esq.
        (416) 367-7371